SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                          (Amendment No. __1__)*


                           USA DETERGENTS, INC.
                             (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
                      (Title of Class of Securities)

                                902938 10 9
                              (CUSIP Number)




    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   Mr. Uri Evan

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            312,130 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          672,375 shares
     PERSON
      WITH          7  SOLE DISPOSITIVE POWER

                       312,130 shares

                    8  SHARED DISPOSITIVE POWER

                       672,375 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    984,505 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.1%

12  TYPE OF REPORTING PERSON (See Instructions)

    IN

Item 1(a)      NAME OF ISSUER:

               USA Detergents, Inc.



Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1735 Jersey Avenue
               North Brunswick, NJ  08902

Item 2(a)      NAME OF PERSON FILING:

               See Item 1 of the cover page attached hereto

Item 2(b)      Address of Principal Business Office, or if none,
 Residence:

               c/o USA Detergents, Inc.
               1735 Jersey Avenue
               North Brunswick, NJ  08902

Item 2(c)      CITIZENSHIP:

               See Item 4 of the cover page attached hereto

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01

Item 2(e)      CUSIP NUMBER:

               902938 10 9

Item 3         Not applicable.

Item 4         OWNERSHIP:

               (a)  Amount beneficially owned:

               Reporting Person beneficially owns an aggregate of 984,505 shares of Common Stock, of which (1) 386,430 are held by the Reporting Person's wife, Dinah Evan, and (2) 285,945 shares are held by a trust for the benefit of a child of Mr. Evan. Reporting Person disclaims beneficial ownership of all shares other than those held in his name.

               (b)  Percent of Class:

               See Item 11 of the cover page attached hereto

               (c)  Number of shares as to which such person has:

               See Items 5 through 8  of the cover page attached hereto

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.





Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 10, 1998

                                   /s/ Uri Evan
                                   Uri Evan